SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CEDAR REALTY TRUST, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,135,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,135,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,135,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.5%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.

(2)  The percentage is calculated based on a total of 72,306,411 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.5%(2)

14)	Type of Reporting Person: IA, CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.  This number includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle I Financial Corp.

(2)  The percentage is calculated based on a total of 72,306,411 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.5%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle I Financial Corp.

(2)  The percentage is calculated based on a total of 72,306,411 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 8.5%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle I Financial Corp.

(2)  The percentage is calculated based on a total of 72,306,411 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,136,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,136,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,136,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8.5%(2)

14)	Type of Reporting Person: HC, IN

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle I Financial Corp.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)  The percentage is calculated based on a total of 72,306,411 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons Eagle I Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Nevada Address of Principal Office: 701 North Green Valley Parkway, Suite 200, Henderson, NV 89074

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.

(2)  The percentage is calculated based on a total of 72,306,411 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons The Illinois Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.

(2)  The percentage is calculated based on a total of 72,306,411 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Real Estate Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 0(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 0(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of April 23, 2013.

(2)  The percentage is calculated based on a total of 72,306,411 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of March 15, 2013, as disclosed in the Company’s Definitive Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on March 19, 2013.

This amendment (“Amendment No. 8”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Corporation, Inland Real Estate Investment Corporation, The Inland Group, Inc., and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 19, 2008, Amendment No. 3 filed with the SEC on February 25, 2008 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on March 6, 2008, Amendment No. 5 filed with the SEC on March 10, 2008, Amendment No. 6 filed with the SEC on March 25, 2010 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on May 18, 2011 (“Amendment No. 7”) and this Amendment No. 8, the Schedule 13D”), in connection with a reduction of the Reporting Persons by more than 1% of the total amount of the Shares outstanding.  Also, the proper names of two of the reporting persons have been changed in this Amendment No. 8.  “Eagle Financial Corp.” has been changed to “Eagle I Financial Corp.,” and “The Inland Real Estate Transactions Group, Inc.” has been changed to “The Illinois Real Estate Transactions Group.”  Finally, since the filing of Amendment No. 7, Inland Real Estate Corporation (“IREC”) has disposed of all of the Shares it owned directly, and any references to, and accompanying information regarding, IREC in any schedule 13D filing from the Initial Statement through Amendment No. 7 (inclusive), including without limitation any such references and information added to Items 2, 4, 5 and 6 in Amendment No. 7, are hereby deleted.  Capitalized terms used in this Amendment No. 8 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following information:

Please see amended and restated Appendix A, Appendix C, Appendix E and Appendix F filed with this Amendment No. 8 for updated Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI and Inland American, which information is incorporated by reference into this Item 2.

Inland American, Adviser, IREC, IREIC, TIGI, TIRETG, Eagle and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, none of the Reporting Persons has entered into any transactions for Shares.  To the respective knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, IREC, Adviser, IREIC, Eagle, TIRETG or TIGI has effected any other transactions in Shares of the Company in the last 60 days.

(d)                                 None.

(e)                                  On August 30, 2012, IREC disposed of the last of the Shares it owned directly; therefore, to the extent IREC could ever have been deemed to beneficially own more than 5% of the Shares as part of a group, as of August 30, 2012, it could no longer be a member of a group and, therefore, did not beneficially own 5% of the Shares as of that date.  IREC does not affirm that it was ever part of a group with respect to the Shares, and IREC disclaims beneficial ownership of Shares that it did not own directly.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.13	Joint Filing Agreement with respect to this Amendment No. 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 26, 2013	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Thomas P. McGuinness
		Name:	Thomas P. McGuinness
		Title:	President

Dated:	April 26, 2013	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
		Name:	Mark E. Zalatoris
		Title:	President and Chief Executive Officer

Dated:	April 26, 2013	EAGLE I FINANCIAL CORP.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	April 26, 2013	THE ILLINOIS REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Alan F. Kremin
		Name:	Alan F. Kremin
		Title:	President

Dated:	April 26, 2013	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	April 26, 2013	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	April 26, 2013	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	April 26, 2013	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Appendix A to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc. and Airwall, Inc.; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments a Real Estate Investment Company.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen
Anna Fitzgerald	Principal accounting officer and chief accounting officer of Inland American Business Manager & Advisor, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen
Brenda G. Gujral, Director

President of Inland Real Estate Investment Corporation, President of Inland Securities Corporation and Chairman of the Board and President of Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation).

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Roberta S. Matlin, Vice President — Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Thomas P. McGuinness, President	President of Inland American and Inland American Business Manager & Advisor, Inc., and Inland Property Management, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Thomas F. Meagher, Director	Directors of DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-1

Jack Potts, Principal Accounting Officer	Treasurer and Principal Financial Officer of Inland American and Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Paula Saban, Director

A principal stockholder and the Secretary and Treasurer of Newport Distribution, Inc., a privately held construction products company started by she and her husband in 1994. Retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc.

807 Tory Court Schaumburg, IL 60173 United States Citizen
William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals and through which he is the planner for the Municipalities of Huron Shores and Price Township as well as the Town of Chapleau each in Ontario.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen
Scott W. Wilton, Secretary

Secretary of Inland American and Inland American Business Manager & Advisor, Inc.; Assistant Vice President of The Inland Real Estate Group, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-2

Appendix C to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix C

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Director, Chairman and President	Chairman and President, The Inland Group, Inc..	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert H. Baum Director, Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
G. Joseph Cosenza, Director and Vice Chairman	President of Inland Real Estate Acquisitions, Inc. and Vice Chairman of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Catherine L. Lynch, Director	Chief Financial Officer, Treasurer, Secretary and director of IREIC and Treasurer, Secretary and director of Inland Securities Corporation	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
JoAnn M. McGuinness, Director	President, chief operating officer and director of Inland Real Estate Income Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

C-1

Appendix E to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix E

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President of The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
David Benjamin, Director and Vice President	Controller of The Inland Real Estate Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, Treasurer and Secretary	Director and President of The Illinois Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

E-1

Appendix F to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix F

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Timothy D. Hutchison, Director	Chief Operating Officer of The Inland Real Estate Group, Inc. and head of The Inland Services Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Elliot B. Kamenear, Vice President and Secretary	Senior Vice President and Assistant General Counsel of The Inland Real Estate Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, President and Treasurer	Director and President of The Illinois Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

F-1